

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Brian Carrico
Chief Executive Officer
Neuraxis, Inc.
11550 N. Meridian Street, Suite 325
Carmel, IN 46032

      Re: Neuraxis, Inc.
            Registration Statement on Form S-1
            Filed January 10, 2023
            File No. 333-269179

Dear Brian Carrico:

      We have reviewed your registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed January 10, 2023

Prospectus Summary
Pipeline Table, page 1

1.   We note your response to our prior comment and the revised pipeline table on pages 1 and 54. Please further revise the table to clearly depict both the discovery and preclinical research/non-human testing phases prior to the Human Clinical Trials column, revising the progress arrows as appropriate

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Tom Twedt